October 27, 2026

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in the Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

To Whom It May Concern:

Notice is hereby provided that Hilton Worldwide Holdings Inc. has made disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, which was filed with the U.S. Securities and Exchange Commission on October 27, 2026.

Very truly yours,

/s/ Caroline Krass

Caroline Krass
Executive Vice President, General Counsel, and Secretary